CFT Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

Member's equity January 1, 2016	$ 680,779
Capital withdrawals	(100,000)
Net income	312,868
Member's equity December 31, 2016	$ 893,647

The Notes to Financial Statements are an integral part of this statement.